Exhibit 99.1

canopy growth corporation

cONDENSED INTERIM Consolidated financial statements

(UNAUDITED)

for the three and nine months ended december 31, 2019 and 2018

(in Canadian dollars)

canopy growth corporation

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED		December 31,	March 31,
(Expressed in CDN $000's)	Notes	2019	2019

Assets
Current assets
Cash and cash equivalents	3	$1,561,664	$2,480,830
Marketable securities	4	705,921	2,034,133
Amounts receivable	5	108,822	106,974
Biological assets	6	59,107	78,975
Inventory	7	622,575	262,105
Prepaid expenses and other current assets	8	114,637	107,123
		3,172,726	5,070,140

Investments in equity method investees	9	123,077	112,385
Other financial assets	10	351,952	363,427
Property, plant and equipment	11	1,725,333	1,096,340
Intangible assets	12	567,185	519,556
Goodwill	12	2,068,696	1,544,055
Other long-term assets		37,073	25,902

		$8,046,042	$8,731,805

Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$225,181	$226,533
Current portion of long-term debt	14	21,652	103,716
Other current liabilities	15	171,476	81,414
		418,309	411,663

Long-term debt	14	536,107	842,259
Deferred tax liability	22	65,733	96,031
Share repurchase credit liability	25	1,301,322	-
Other long-term liabilities	15	194,737	140,404

		2,516,208	1,490,357

Shareholders' equity
Share capital	16	6,359,643	6,026,618
Other reserves		2,768,725	1,673,472
Accumulated other comprehensive income		(45,904)	28,630
Deficit		(3,826,095)	(777,087)

Equity attributable to Canopy Growth Corporation		5,256,369	6,951,633

Non-controlling interests	18	273,465	289,815

Total equity		5,529,834	7,241,448

		$8,046,042	$8,731,805

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
UNAUDITED		Three months ended		Nine months ended
		December 31,	December 31,	December 31,	December 31,
(Expressed in CDN $000's except share amounts)	Notes	2019	2018	2019	2018
			(Restated - see note 2(d))	(Restated - see note 2(d))

Revenue	19	$135,546	$97,703	$324,558	$146,946
Excise taxes	19	11,782	14,655	33,699	14,655

Net revenue	19	123,764	83,048	290,859	132,291

Inventory production costs expensed to cost of sales		81,953	61,329	241,456	90,358

Gross margin before the undernoted		41,811	21,719	49,403	41,933

Fair value changes in biological assets included in inventory sold and other charges	7	60,546	28,105	175,765	105,989
Unrealized gain on changes in fair value of biological assets	6	(78,964)	(22,267)	(300,303)	(90,500)

Gross margin		60,229	15,881	173,941	26,444

Sales and marketing		62,104	48,324	171,814	107,199
Research and development		20,795	5,264	41,191	7,964
General and administration		67,385	46,088	217,517	102,777
Acquisition-related costs		3,256	4,520	19,000	9,606
Share-based compensation expense	16(b,d,e), 17(e)	56,763	40,062	217,611	108,159
Share-based compensation expense related to acquisition milestones	16(c)	4,916	23,849	24,311	81,674
Depreciation and amortization		16,530	5,015	42,953	11,640

Operating expenses		231,749	173,122	734,397	429,019

Loss from operations		(171,520)	(157,241)	(560,456)	(402,575)

Loss on extinguishment of warrants	25	-	-	(1,176,350)	-
Other income (expense), net	21	24,903	233,142	(51,759)	54,445
Total other income (expense), net		24,903	233,142	(1,228,109)	54,445

(Loss) income before income taxes		(146,617)	75,901	(1,788,565)	(348,130)

Income tax recovery (expense)	22	22,451	(1,041)	8,611	1,398

Net (loss) income		$(124,166)	$74,860	$(1,779,954)	$(346,732)

Net (loss) income attributable to:
Canopy Growth Corporation		$(120,969)	$67,582	$(1,778,208)	$(349,831)
Non-controlling interests	18	(3,197)	7,278	(1,746)	3,099
		$(124,166)	$74,860	$(1,779,954)	$(346,732)

(Loss) earnings per share, basic
Net (loss) income per share, basic:		$(0.35)	$0.22	$(5.13)	$(1.45)
Weighted average number of outstanding common shares, basic:		348,530,622	303,281,549	346,877,660	241,806,351

Loss per share, diluted
Net loss per share, diluted:		$(0.35)	$(0.38)	$(5.13)	$(1.45)
Weighted average number of outstanding common shares, diluted:		348,530,622	315,974,639	346,877,660	242,044,821

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
UNAUDITED		Three months ended		Nine months ended
		December 31,	December 31,	December 31,	December 31,
(Expressed in CDN $000's)	Notes	2019	2018	2019	2018

Net (loss) income		$(124,166)	$74,860	$(1,779,954)	$(346,732)

Other comprehensive income (loss) that will not be reclassified to net income (loss)
Fair value changes on equity instruments at FVOCI	10	(68,976)	(38,473)	(144,606)	(30,743)
Fair value changes of own credit risk of financial liabilities designated at FVTPL	14	40,830	12,510	77,490	(62,520)
Deferred income tax (expense) recovery on the above items	22	(3,003)	4,316	6,337	3,367
		(31,149)	(21,647)	(60,779)	(89,896)

Other comprehensive income (loss) that may be reclassified to net income (loss)
Foreign currency translation		1,122	114,153	(50,995)	109,447

		1,122	114,153	(50,995)	109,447

Other comprehensive (loss) income		(30,027)	92,506	(111,774)	19,551

Comprehensive (loss) income		$(154,193)	$167,366	$(1,891,728)	$(327,181)

Comprehensive (loss) income attributable to:
Canopy Growth Corporation		$(135,913)	$178,908	$(1,848,998)	$(319,413)
Non-controlling interests	18	(18,280)	(11,542)	(42,730)	(7,768)

		$(154,193)	$167,366	$(1,891,728)	$(327,181)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018							Accumulated other
UNAUDITED				Other reserves			comprehensive income
(Expressed in CDN $000's except share amounts)	Note	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	Exchange differences	Fair value changes, net of tax	Deficit	Non-controlling interests	Shareholders' equity

Balance at March 31, 2018		199,320,981	$1,076,838	$57,982	$70,455	$(1,019)	$608	$45,558	$(91,649)	$84,465	$1,243,238
Constellation investment - net of share issue costs $12,500		104,500,000	3,558,640	-	1,501,760	-	-	-	-	-	5,060,400
Issuance of common shares		25,984,683	1,211,811	250,272	-	(422,786)	-	-	-	-	1,039,297
Exercise of warrants		454,378	31,493	-	(12,809)	-	-	-	-	-	18,684
Exercise of Omnibus Plan stock options		4,278,671	63,012	(34,282)	-	-	-	-	-	-	28,730
Share-based compensation		-	-	178,941	-	-	-	-	-	-	178,941
Issuance and vesting of restricted share units		52,871	2,191	56	-	-	-	-	-	-	2,247
Replacement options and warrants for Hiku and CHI		-	-	21,737	30,611	-	-	-	-	-	52,348
Equity component of Hiku convertible debt		-	-	949	-	-	-	-	-	-	949
Acquisition of other non-controlling interests		60,844	3,730	-	-	(3,730)	-	-	-	-	-
Ownership changes relating to non-controlling interests		-	-	-	-	7,304	-	-	-	90,209	97,513
Canopy Rivers warrants reclassed from liabilities to to equity		-	-	-	-	-	-	-	-	28,512	28,512
Net (loss) income		-	-	-	-	-	-	-	(349,831)	3,099	(346,732)
Other comprehensive income (loss)		-	-	-	-	-	109,447	(79,029)	-	(10,867)	19,551
Balance at December 31, 2018		334,652,428	$5,947,715	$475,655	$1,590,017	$(420,231)	$110,055	$(33,471)	$(441,480)	$195,418	$7,423,678

Balance at March 31, 2019		337,510,408	$6,026,618	$507,672	$1,589,925	$(424,125)	$41,225	$(12,595)	$(777,087)	$289,815	$7,241,448
Exercise of warrants	16(a)(ii)	12,523	932	-	(486)	-	-	-	-	-	446
Exercise of Omnibus Plan stock options	16(b)	3,642,733	64,342	(25,193)	-	-	-	-	-	-	39,149
Issuance of common shares	16(a)(i)	8,172,679	266,462	(266,711)	-	-	-	-	-	-	(249)
Issuance of warrants	16(a)(ii)	-	-	-	359	-	-	-	-	-	359
Extinguishment of warrants	25	-	-	-	1,176,350	-	-	-	-	-	1,176,350
Issuance of shares on vesting of RSUs		26,964	1,289	(1,289)	-	-	-	-	-	-	-
Share repurchase credit liability	25	-	-	-	-	-	-	-	(1,274,544)	-	(1,274,544)
Share-based compensation		-	-	235,493	-	-	-	-	-	-	235,493
Replacement options issued for the acquisition of BCT		-	-	1,885	-	-	-	-	-	-	1,885
Ownership changes relating to non-controlling interests	18, 24	-	-	-	-	(25,155)	-	-	-	26,380	1,225
Derecognition of financial assets measured at fair value through other comprehensive income		-	-	-	-	-	-	(3,744)	3,744	-	-
Net loss		-	-	-	-	-	-	-	(1,778,208)	(1,746)	(1,779,954)
Other comprehensive loss		-	-	-	-	-	(50,995)	(19,795)	-	(40,984)	(111,774)
Balance at December 31, 2019		349,365,307	$6,359,643	$451,857	$2,766,148	$(449,280)	$(9,770)	$(36,134)	$(3,826,095)	$273,465	$5,529,834

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2019 AND 2018
UNAUDITED		December 31,	December 31,
(Expressed in CDN $000's)	Notes	2019	2018

Net inflow (outflow) of cash related to the following activities:

Operating
Net loss		$(1,779,954)	$(346,732)
Adjustments for:
Depreciation of property, plant and equipment	11	57,926	15,703
Amortization of intangible assets	12	26,680	7,869
Share of loss on equity investments	9	6,668	9,021
Fair value changes in biological assets included in inventory sold and other charges		175,765	105,989
Unrealized gain on changes in fair value of biological assets		(300,303)	(90,500)
Share-based compensation	16(b-e),17(e)	241,922	194,686
Other assets		-	(16,908)
Loss on extinguishment of warrants		1,176,350	-
Other income and expense		93,162	(44,476)
Income tax recovery		(8,611)	(1,398)
Non-cash foreign currency		(3,945)	1,394
Changes in non-cash operating working capital items	23	(233,918)	(129,547)

Net cash used in operating activities		(548,258)	(294,899)

Investing
Purchases and deposits of property, plant and equipment		(610,858)	(495,236)
Purchases of intangible assets		(7,800)	(40,140)
Redemption (purchase) of marketable securities, net		1,324,682	(802,247)
Investments in equity method investees	9	(4,719)	(27,201)
Investments in other financial assets		(46,647)	(74,071)
Premium paid for Acreage Call Option	25	(395,190)	-
Net cash outflow on acquisition of non-controlling interests		-	(1,996)
Net cash outflow on acquisition of subsidiaries	24	(511,080)	(344,472)
Payment of acquisition related liabilities	15	(29,837)	-

Net cash used in investing activities		(281,449)	(1,785,363)

Financing
Payment of share issue costs		(245)	(18,617)
Proceeds from issuance of common shares and warrants	16(a)(i)	-	5,072,500
Proceeds from issuance of shares by Canopy Rivers		1,062	91,218
Proceeds from exercise of stock options	16(b)	39,149	28,730
Proceeds from exercise of warrants	16(a)(ii)	446	18,684
Issuance of long-term debt	14	10,268	600,000
Payment of long-term debt issue costs	14(i)	-	(16,380)
Payment of interest on long-term debt		(13,738)	-
Repayment of lease obligations		(9,331)	(2,728)
Repayment of long-term debt	14	(112,705)	(3,499)

Net cash (used) provided by financing activities		(85,094)	5,769,908

Effect of exchange rate changes on cash and cash equivalents		(4,365)	103,664

Net cash (outflow) inflow		(919,166)	3,793,310
Cash and cash equivalents, beginning of period		2,480,830	322,560

Cash and cash equivalents, end of period		$1,561,664	$4,115,870

Refer to Note 23 for supplementary cash flow information

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

1.	Description of business

Canopy Growth Corporation is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario with its common shares listed on the TSX, under the trading symbol “WEED” and as of May 24, 2018 on the NYSE, under the trading symbol “CGC”. References in these condensed interim consolidated financial statements to “Canopy Growth” or “the Company” refer to Canopy Growth Corporation and its direct and indirect subsidiaries.

The principal activities of the Company are the production, distribution and sale of cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by The Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company is also expanding to jurisdictions outside of Canada where federally lawful and regulated for cannabis and/or hemp including subsidiaries which operate in the United States, Europe, Latin America and the Caribbean, Asia / Pacific, and Africa. Through its partially owned subsidiary Canopy Rivers Inc. (“Canopy Rivers”), the Company also provides growth capital and a strategic support platform that pursues investment opportunities in the global cannabis sector, where federally lawful.

2.	Basis of presentation

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and footnote disclosures normally included in the audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These condensed interim consolidated financial statements should be read in conjunction with Canopy Growth’s March 31, 2019 audited annual consolidated financial statements. Except for the adoption of IFRS 16, Leases (“IFRS 16”), and the change in accounting policy with respect to royalty payments, as described in Note 2(c) and Note 2(d), respectively, these condensed interim consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the March 31, 2019 audited annual consolidated financial statements.

These condensed interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these condensed interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire fiscal year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issuance by the Board of Directors on February 13, 2020.

All figures are presented in thousands of Canadian dollars unless otherwise noted.

(b) Basis of presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for biological assets and certain financial assets and liabilities which are measured at fair value.

(i) Consolidation

These condensed interim consolidated financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which Canopy Growth has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. Non-controlling interests in the equity of Canopy Growth’s subsidiaries are shown separately in equity in the condensed interim consolidated statements of financial position. Information on the Company’s subsidiaries with non-controlling interests is included in Note 18.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date. Any excess of the fair value of the net assets acquired over the assumed consideration paid is recognized as a gain in the condensed interim consolidated statements of operations. The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Refer to Note 24 for additional information on the Company’s acquisitions.

(ii) Investments accounted for using the equity method

Investments accounted for using the equity method include investments in associates, which are entities over which the Company exercises significant influence, and joint arrangements representing joint ventures. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company accounts for its investments in associates and joint ventures using the equity method of accounting. Under the equity method, investments in associates and joint ventures are initially recognized in the condensed interim consolidated statements of financial position at cost, and subsequently adjusted for the Company’s share of the net income (loss), comprehensive income (loss) and distributions of the investee. The carrying value is assessed for impairment at each statement of financial position date.

Refer to Note 9 for additional information on the Company’s investments accounted for using the equity method.

(c) Adoption of IFRS 16, Leases and resulting changes to lease accounting policy

On April 1, 2019 the Company adopted IFRS 16 using the modified retrospective approach. Therefore, the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).

Lease accounting policy applicable from April 1, 2019

Definition of a lease

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

•

The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;

•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•

The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Accounting as a lessee under IFRS 16

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of its useful life or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise (a) fixed payments, including in-substance fixed payments; (b) variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; (c) amounts expected to be payable under a residual value guarantee; and (d) the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statements of operations if the carrying amount of the right-of-use asset has been reduced to $nil.

Transition to IFRS 16

Practical expedients

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after April 1, 2019.

The Company used the following additional practical expedients:

•	Applied a single discount rate to a portfolio of leases with similar characteristics;
•

Adjusted the right-of-use assets by the amount of any onerous contract provisions recognized under IAS 37, Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application, as an alternative to an impairment review;

•

Applied the exemption not to recognize right-of-use assets and lease liabilities for short-term leases with terms less than 12 months and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line or other systematic basis over the lease term;

•	Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and
•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Leases classified as finance leases under IAS 17

For leases that were classified as finance leases under IAS 17, the carrying amounts of the right-of-use asset and the lease liability at April 1, 2019, are determined as the carrying amounts of the lease asset and lease liability under IAS 17 immediately before that date.

Impacts on consolidated financial statements

On transition to IFRS 16, the Company elected to measure the right-of-use assets at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments. As at April 1, 2019, the Company recognized $99,880 of right-of-use assets, net of onerous lease provisions of $10,703, and $110,583 of lease liabilities, with a $nil impact on deficit. The transition to IFRS 16 did not have a material impact on the Company’s results of operations or liquidity.

When measuring lease liabilities, the Company used its incremental borrowing rate at April 1, 2019. The weighted-average rate applied was 4.5%. Right-of-use assets are recognized in Property, plant and equipment (see Note 11), and lease liabilities are recognized in Other current liabilities and Other long-term liabilities (see Note 15).

(d) Change in accounting policy

Effective July 1, 2019, the Company changed its accounting policy with respect to royalties. Prior to this change the Company recorded all royalty expenses as Inventory production costs expensed to cost of sales. The Company now classifies certain royalty expenses, which are based upon contractually predetermined percentages of sales of particular products and the related amortization of minimum payments, as Sales and marketing expense. The Company believes that the revised policy and presentation provides reliable and more relevant financial information to users of the consolidated financial statements.

The change in accounting policy has been applied retrospectively. The Company has restated the comparative figures in the consolidated statements of operations, resulting in (i) decreases of $3,429 and $5,991 to the previously reported Inventory production costs expensed to cost of sales amounts for the three and nine month periods ended December 31, 2018, respectively, and (ii) increases of $3,429 and $5,991 to the previously reported Sales and marketing expense for the three and nine months ended December 31, 2018, respectively. The Company has also restated the results of operations for the three months ended June 30, 2019 resulting in a decrease of $4,131 to the previously reported Inventory production costs expensed to cost of sales amount and a corresponding increase of $4,131 to the previously reported Sales and marketing expense.

3.	Cash and Cash Equivalents

Cash and cash equivalents are disaggregated as follows:

	December 31,	March 31,
	2019	2019

Cash	$1,020,869	$1,703,550
Cash equivalents	540,795	777,280

Total cash and cash equivalents	$1,561,664	$2,480,830

4.	MARKETABLE SECURITIES

Marketable securities represent short-term investments not qualifying as cash equivalents. Marketable securities are recorded at fair value through profit and loss with fair values determined based on quoted market prices.

	December 31,	March 31,
	2019	2019

Term deposits	$370,000	$1,600
U.S. government securities	220,275	1,663,245
Canadian government securities	115,646	369,288

Total marketable securities	$705,921	$2,034,133

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

5.	amounts receivable

Amounts receivable is comprised of:

	December 31,	March 31,
	2019	2019

Accounts receivable	$49,683	$61,830
Indirect taxes receivable	45,973	27,805
Interest receivable	8,449	7,193
Other receivables	4,717	10,146

Total amounts receivable	$108,822	$106,974

6.	Biological assets

The Company’s biological assets consists of seeds and cannabis plants. The continuity of biological assets for the nine months ended December 31, 2019 and the year ended March 31, 2019 is as follows:

	December 31,	March 31,
	2019	2019

Balance, beginning of period	$78,975	$16,348
Acquisition of biological assets due to the acquisition of consolidated entities	-	184
Unrealized gain on changes in fair value of biological assets	300,303	167,550
Increase in biological assets due to capitalized costs	163,427	92,733
Net write-off of biological assets	(16,574)	(21,618)
Transferred to inventory upon harvest	(467,024)	(176,222)

Balance, end of period	$59,107	$78,975

Biological assets are valued in accordance with IAS 41, Agriculture, based on a market approach where fair value at the point of harvest is estimated based on selling prices less costs to sell at harvest. The Company’s biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

For in-process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. Stage of growth is determined by reference to costs incurred to date as a percentage of total expected costs from inception to harvest. As at December 31, 2019, the average stage of growth for the biological assets was 47%, compared to an average stage of growth of 42% as at March 31, 2019.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The significant unobservable inputs and their range of values are noted in the table below. The sensitivity analysis for each significant input is performed by assuming a 5% decrease while assuming all other inputs remain constant:

Unobservable Inputs	Range	Weighted Average	Decrease in Fair Value of Biological Assets at December 31, 2019
Estimated Yield per Plant – varies by strain and is obtained through historical growing results or grower estimate if historical results are not available.	12 grams/plant to 287 grams/plant	73 grams/plant	$(3,117)
Average Selling Price of Dry Cannabis – varies by strain and is obtained through average selling prices or estimated future selling prices if historical results are not available.	$6.07 to $8.10/gram	$6.73/gram	$(5,049)

7.	Inventory

Inventory is comprised of the following items:

	December 31,	March 31,
	2019	2019

Finished goods	$78,193	$49,507
Work-in-process	472,215	165,462
Supplies and consumables	72,167	47,136

Total inventory	$622,575	$262,105

Inventory expensed during the three and nine months ended December 31, 2019, was $135,116 and $354,759, respectively (three and nine months ended December 31, 2018 - $67,130 and $157,220, respectively). Included in inventory expensed for the three and nine months ended December 31, 2019 is an excess and obsolete inventory provision of $9,005 and $47,599, and other charges of $46,569 and $113,401, respectively. Included in other charges for the three and nine months ended December 31, 2019 is $36,777 and $93,724 respectively of net realizable value adjustments, $(3,721) and $17,873 respectively of the fair value component of the excess and obsolete inventory provision, $1,297 and $6,366 respectively of net write-offs of biological assets, and $12,216 and $(4,562) respectively of the fair value component of potential inventory returns.

The fair value changes in biological assets included in inventory sold for the three and nine months ended December 31, 2019 is $13,977 and $62,364, respectively.

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consists of the following:

	December 31,	March 31,
	2019	2019

Prepaid expenses and other current assets	$64,840	$35,286
Deposits	9,975	29,138
Prepaid inventory	27,354	21,267
Restricted short-term investments	12,468	21,432

Total prepaid expenses and other current assets	$114,637	$107,123

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

9.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table outlines changes in the investments in associates that are accounted for using the equity method. In accordance with IAS 28, Investments in Associates and Joint Ventures the Company has elected to account for its investments one quarter in arrears. Accordingly, certain of the figures in the following table, including the Company’s share of the investee’s net income (loss), are based on values at September 30, 2019 with adjustments for any significant transactions.

			Balance at		Share			Balance at
		Participating	March 31,		of net	Exchange	Derecognition	December 31,
Entity	Instrument	share	2019	Additions	loss	differences	of investment	2019

PharmHouse	Shares	49.0%	$39,278	$-	$(1,238)	$-	$-	$38,040
Agripharm	Shares	40.0%	36,127	-	(1,964)	-	-	34,163
More Life	Shares	40.0%	-	25,200	-	-	-	25,200
CanapaR	Shares	49.1%	18,062	-	(1,253)	-	-	16,809
Beckley Canopy Therapeutics[1]	Shares	46.8%	11,653	-	(385)	-	(11,268)	-
Other[1]	Shares	18.2% to 66.7%	7,265	4,719	(1,828)	(102)	(1,189)	8,865

			$112,385	$29,919	$(6,668)	$(102)	$(12,457)	$123,077
[1] On October 11, 2019 Canopy Growth acquired all of its unowned interest in Beckley Canopy Therapeutics and Spectrum Biomedical UK, see note 24(a)(iv).

Investment in More Life

On November 7, 2019 the Company entered into agreements with certain entities that are controlled by Aubrey “Drake” Graham to launch the More Life Growth Company (“More Life”). Under the agreements Canopy Growth will sell 100% of the shares of 1955625 Ontario Inc., a wholly owned subsidiary of Canopy Growth that holds the Health Canada license for a facility located in Scarborough, Ontario to More Life (“More Life Facility”) in exchange for a 40% interest in More Life. Drake will hold a 60% ownership interest.

As consideration for Drake’s interest, Drake has granted More Life the right to exclusively exploit certain intellectual property and brands in association with the growth, manufacture, production, marketing and sale of cannabis and cannabis-related products, accessories, merchandise and paraphernalia in Canada and internationally. The maintenance of the non-Canada rights after 18 months is contingent upon certain performance criteria of More Life. More Life has sublicensed such rights in Canada to Canopy Growth in exchange for royalty payments. On the transaction date Canopy Growth recorded an intangible asset equal to the present value of the agreed minimum royalty payments. The intangible asset will be amortized over its estimated useful life.

Following this transaction, the Company no longer controls 1955625 Ontario Inc. and the Company derecognized the assets and liabilities of 1955625 Ontario Inc. from its consolidated financial statements at their carrying amounts. Management has concluded that the subsidiary does not meet the definition of an operation and no goodwill was allocated. The derecognized assets and liabilities on November 7, 2019, were as follows:

Cash	$100
Intangible assets	2,810

Net assets disposed	$2,910

Fair value of retained interest	25,200
Gain on disposal of consolidated entity	$22,290

The gain calculated on the derecognition of 1955625 Ontario Inc.’s assets and liabilities is the difference between the carrying amounts of the derecognized assets and liabilities of 1955625 Ontario Inc. and the fair value of the consideration received, being the fair value of the Company’s interest in More Life. The fair value of this interest was estimated to be $25,200 which was determined using a discounted cash flow approach. The most significant inputs to the fair value measurement are the discount rate and expectations about future royalties.

Through its ownership and other rights, the Company has significant influence over More Life and will account for its interest in More Life using the equity method of accounting. The investment will initially be recognized at its fair value and adjusted thereafter to recognize the Company’s share of net income or loss and other

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

comprehensive income or loss. The Company will record its share of net income or loss one quarter in arrears with adjustments for any significant transactions. The accounting for More Life has only been provisionally determined at the end of the reporting period. To the extent that there are differences between the fair value of the assets and liabilities of More Life and the book value of these assets and liabilities that would impact earnings the Company will account for these differences in its equity earnings in the investee.

Canopy Growth and Drake have entered into an operating agreement which governs the operations of the More Life Facility. Under this agreement Canopy Growth will continue to provide all of the day-to-day operations and maintenance of the More Life Facility and will retain all of the rights to distribute the product that is cultivated at the More Life Facility in exchange for the payment of an additional royalty to More Life on the sales of cannabis produced at the More Life Facility. The term of the Operating Agreement is five years plus two five subsequent year renewals at Canopy’s option, provided that the Canopy Sub-License Term is also extended for such periods. Since Canopy Growth controls the facility and the biological assets and inventory grown at that facility the property, plant and equipment at the facility and the related biological assets and inventory will be recorded as assets of Canopy Growth.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

10.	OTHER FINANCIAL ASSETS

The following tables outlines changes in Other financial assets. Additional details on how the fair value of significant investments is calculated are included in Note 27.

									Exercise of
									options /
				Balance at					disposal	Balance at
			Accounting	March 31,				Interest	of shares /	December 31,
Entity	Instrument	Note	method	2019	Additions	FVOCI	FVTPL	income	repayments	2019

Acreage	Option	25	FVTPL	$-	$395,190	$-	$(265,190)	$-	$-	$130,000
TerrAscend	Exchangeable shares		FVOCI	160,000	-	(102,000)	-	-	-	58,000
TerrAscend Canada	Term loan	10(i)	FVTPL	-	10,853	-	(66)	-	-	10,787
PharmHouse	Loan receivable		Amortized cost	40,000	-	-	-	-	-	40,000
Agripharm	Repayable debenture		FVTPL	10,254	8,000	-	108	-	-	18,362
ZeaKal	Shares	10(ii)	FVOCI	-	13,487	(500)	-	-	-	12,987
Greenhouse	Convertible debenture		FVTPL	5,944	3,000	-	1,862	-	-	10,806
SLANG Worldwide	Warrants		FVTPL	44,000	-	-	(35,000)	-	-	9,000
CanapaR	Options		FVTPL	7,500	-	-	(1,500)	-	-	6,000
Radicle Medical Marijuana	Repayable debenture		FVTPL	5,064	-	-	(26)	-	-	5,038
Good Leaf	Shares		FVOCI	4,611	-	-	-	-	-	4,611
James E. Wagner Cultivation	Shares		FVOCI	12,389	890	(10,089)	-	-	-	3,190
AusCann Group Holdings	Shares	10(iii)	FVOCI	12,073	2,341	(8,780)	-	-	(5,634)	-
Other - classified as FVTPL	Various		FVTPL	17,960	6,076	-	(8,894)	-	(1,206)	13,936
Other - classified as FVOCI	Various		FVOCI	41,783	1,394	(23,237)	-	-	(3,635)	16,305
Other - classified as amortized cost	Loan receivable		Amortized cost	1,849	11,120	-	-	155	(194)	12,930

				$363,427	$452,351	$(144,606)	$(308,706)	$155	$(10,669)	$351,952

(i) TerrAscend Canada Inc. (“TerrAscend Canada”)

On October 2, 2019, Canopy Rivers completed a $13,243 (US$10,000) investment in TerrAscend Canada, a wholly-owned subsidiary of TerrAscend Corp. (“TerrAscend”). The investment included a term loan with a fair value of $10,853 and warrants with a fair value of $2,390.

(ii) Zeakal, Inc. (“Zeakal”)

On June 14, 2019, Canopy Rivers acquired 248,473 preferred shares of Zeakal, a California-based plant science company, for $13,487 which represents a 9% equity interest on a fully diluted basis.

(iii) AusCann Group Holdings (“AusCann”)

On October 15, 2019 the Company sold its shares in AusCann.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

11.	Property, plant and equipment

The Company’s property, plant and equipment is comprised of the following:

	December 31,	March 31,
	2019	2019

Buildings and greenhouses	$748,172	$361,958
Production and warehouse equipment	239,086	175,325
Leasehold improvements	57,194	32,264
Land	61,926	37,681
Office and lab equipment	28,169	23,495
Computer equipment	23,045	19,228
Right-of-use assets
Buildings and greenhouses	102,911	-
Production and warehouse equipment	2,382	-
Assets in process	568,507	491,722

	1,831,392	1,141,673
Less: accumulated depreciation	(106,059)	(45,333)

Net book value	$1,725,333	$1,096,340

12.	INTANGIBLE ASSETS AND GOODWILL

The Company’s intangible assets is comprised of the following:

	December 31,	March 31,
	2019	2019

Health Canada licenses	$60,600	$64,600
Acquired brands	63,909	64,374
Licensed brands	95,178	57,802
Distribution channel	42,567	42,400
Operating licenses	154,565	152,402
Intellectual property	176,886	153,797
Software and domain names	14,538	9,701
Intangibles in process	14,238	4,122

	622,481	549,198
Less: accumulated amortization	(55,296)	(29,642)

Net book value	$567,185	$519,556

The net change in goodwill is as follows:

	Note

As at March 31, 2019		$1,544,055
Additions from acquisitions of subsidiaries	24(a)	566,496
Finalization of S&B purchase price allocation	24(b)	(24,990)
Exchange differences		(16,865)

As at December 31, 2019		$2,068,696

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	March 31,
	2019	2019

Trade payables	$152,823	$188,920
Accrued liabilities	59,885	37,613
Income tax payable	12,473	-

Total accounts payable and accrued liabilities	$225,181	$226,533

The accounts payable and accrued liabilities balance at December 31, 2019 is comprised of amounts owing related to property, plant and equipment of $66,402 (March 31, 2019 – $96,875), inventory of $24,724 (March 31, 2019 – $23,173), professional fees of $12,737 (March 31, 2019 – $24,892), compensation related liabilities of $32,414 (March 31, 2019 – $20,577), and other miscellaneous liabilities of $88,904 (March 31, 2019 – $61,016).

14.	Long-term debT

		December 31,	March 31,
	Maturity Date	2019	2019

Convertible senior notes at 4.25% interest with semi-annual interest payments	July 15, 2023

Principal amount		$600,000	$600,000
Accrued interest		11,898	5,454
Non-credit risk fair value adjustment (FVTPL)		(38,640)	183,120
Credit risk fair value adjustment (FVOCI)		(30,360)	47,130

		542,898	835,704

Term loan facility advanced in the form of a prime rate operating loan		$-	$95,000
Transferred receivables, bearing an interest rate of EURIBOR plus 0.850%		4,069	-
Other revolving debt facility, loan, and financings		10,792	15,271

		557,759	945,975
Less: current portion		(21,652)	(103,716)

Long-term portion		$536,107	$842,259

(i) Convertible senior notes

On June 20, 2018, the Company issued convertible senior notes (“the notes”) with an aggregate principal amount of $600,000. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the revolving credit facility. The notes will rank senior in right of payment to any future subordinated borrowings.

Holders of the notes have the right to exercise the conversion option at a rate of 20.7577 common shares for every $1 of principal amount of notes from September 30, 2018 to January 15, 2023, if (i) the market price of the Company common shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of the Company’s common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events (“Fundamental Change”).

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The Company may also redeem the notes if certain tax laws related to Canadian withholding tax change subject to certain further conditions. The redemption of the notes shall be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest.

Interest paid during the three and nine months ended December 31, 2019 was $nil and $12,750, respectively (three and nine months ended December 31, 2018 was $nil).

(ii) Alberta Treasury Board (“ATB”) financing

On June 14, 2019, the Company repaid its ATB term loan facility. A payment of $95,180 was made to settle the loan balance which included interest of $180.

(iii) Transferred receivables

The carrying amounts of the transferred receivables include receivables which are subject to a factoring arrangement. Under this arrangement, C3 has transferred the relevant receivables to PB Factoring GmbH in exchange for cash. The transferred receivables to PB Factoring GmbH is $4,521 and the associated secured borrowing is $4,069.

(iv) Other revolving debt facility, loans, and financings

The revolving debt facility is secured by a first charge on the properties in Niagara-on-the-Lake, Ontario, a corporate guarantee from the Company, and a general corporate security agreement.

15.	OTHER LIABILITIES

		December 31, 2019			March 31, 2019
	Notes	Current	Long-term	Total	Current	Long-term	Total

Acquisition consideration related liabilities		$95,447	$13,476	$108,923	$22,176	$87,747	$109,923
Lease liabilities	15(a)	35,398	74,281	109,679	-	-	-
Minimum royalty obligations		5,088	55,473	60,561	3,445	24,392	27,837
Due to former shareholders of Storz & Bickel		-	-	-	21,447	-	21,447
Refund liability	19	16,885	-	16,885	-	-	-
Settlement liability	15(b)	5,296	9,893	15,189	11,980	16,631	28,611
Put liabilities	24(a)(iii)	-	37,600	37,600	-	6,400	6,400
Other		13,362	4,014	17,376	22,366	5,234	27,600

Total		$171,476	$194,737	$366,213	$81,414	$140,404	$221,818

(a)	Lease liabilities

A continuity of lease liabilities for the nine months ended December 31, 2019, is as follows:

As at April 1, 2019	$110,583
Lease additions	13,579
Lease terminations	(5,152)
Lease payments	(13,271)
Interest expense on lease liabilities	3,940

As at December 31, 2019	$109,679

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The maturity analysis of the undiscounted contractual balances of the lease liabilities is as follows:

Less than one year	$38,632
One to five years	55,103
More than five years	22,260

Total undiscounted lease liabilities at December 31, 2019	$115,995

(b) Settlement liability

During the year ended March 31, 2019, the Company reached a settlement with certain co-investors in Bedrocan Brasil S.A. and Entourage Phytolab S.A. to facilitate organizational changes to support the Company’s growth in Latin America. Under the terms of the agreement the Company agreed to make cash payments totaling $25,185 and a final payment equal to 1.2% of the fair value of the Company’s Latin American business as of June 30, 2023. The fair value of the settlement was estimated to be $28,611 and was recorded as an expense. The final payment represents a derivative liability that was initially measured at fair value with subsequent period end remeasurements of fair value recorded through net income (loss).

During the three and nine months ended December 31, 2019, payments totalling $nil and $13,908 respectively, were made, with the remaining change in liability relating to accretion expense and fair value changes.

16.	Share capital – Canopy Growth

(a) Authorized

An unlimited number of common shares.

(i)	Issuances of equity

During the three and nine months ended December 31, 2019, the Company issued 665,297 and 8,172,679 shares respectively, with a related increase of $21,841 and $266,462 in share capital.

(ii)	Warrants

	Note	Number of whole warrants	Average exercise price	Warrant value

Balance outstanding at March 31, 2019		107,848,322	$43.80	$1,589,925
Issuance of Tranche B Warrants	25	38,454,444	76.68	1,176,350
Other issuance of warrants		9,200	32.83	359
Exercise of warrants		(12,523)	35.55	(486)

Balance outstanding at December 31, 2019[1]		146,299,443	$52.44	$2,766,148
[1] This balance excludes the Tranche C Warrants, which represent a derivative liability and have nominal value, see note 25.

(b) Omnibus Incentive Plan (“Omnibus Plan”)

Under the Omnibus Plan, the maximum number of shares issuable from treasury pursuant to stock-based awards shall not exceed 15% of the total outstanding shares from time to time less the number of shares issuable pursuant to all other security-based compensation arrangements of the Company. The maximum number of common shares reserved for stock-based awards is 52,404,337 at December 31, 2019. As of December 31, 2019, the only stock-based awards issued have been common share purchase options and restricted share units (“RSUs”) under the Omnibus Plan.

Under the 2017 Employee Stock Purchase Plan, the aggregate number of common shares that may be issued is 400,000, and the maximum number of common shares which may be issued in any one fiscal year shall not exceed 200,000.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The Omnibus Plan is administered by the Board of Directors of the Company who establishes exercise prices, at not less than the market price at the date of grant, and expiry dates. Options under the Omnibus Plan generally remain exercisable in increments with 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, and have expiry dates set at six years from issuance.

The following is a summary of the changes in the Company’s Omnibus Plan employee options during the nine months ended December 31, 2019:

	Options issued	Weighted average exercise price

Balance outstanding at March 31, 2019	32,831,895	$34.10
Options granted	8,305,120	35.46
Options exercised	(3,642,733)	10.75
Options forfeited/cancelled	(3,867,648)	45.23

Balance outstanding at December 31, 2019	33,626,634	$35.68

The following is a summary of the outstanding stock options as at December 31, 2019:

	Options Outstanding		Options Exercisable

Range of Exercise Prices	Outstanding at December 31, 2019	Weighted Average Remaining Contractual Life (years)	Exercisable at December 31, 2019	Weighted Average Remaining Contractual Life (years)

$0.06 - $25.49	7,425,796	3.87	3,053,858	2.95
$25.50 - $35.00	4,758,268	4.82	683,286	4.15
$35.01 - $38.88	7,424,558	4.90	2,776,244	4.62
$38.89 - $42.84	5,859,870	4.63	2,003,936	4.50
$42.85 - $67.64	8,158,142	5.16	889,821	4.74

	33,626,634	4.68	9,407,145	4.03

At December 31, 2019, the weighted average exercise price of options outstanding and options exercisable was $35.68 and $30.56, respectively (at March 31, 2019 - $34.10 and $13.99, respectively).

For the three and nine months ended December 31, 2019 the Company recorded $57,322 and $207,301 in share-based compensation expense related to options issued to employees (for the three and nine months ended December 31, 2018 - $33,869, and $78,727) and $413 and $3,752, respectively, in share-based compensation expense related to options issued to contractors (for the three and nine months ended December 31, 2018 - $2,599, and $10,304). The compensation expense for the nine months ended December 31, 2019 includes an amount related to 445,000 options being provided in exchange for services which are subject to performance conditions (for the nine months ended December 31, 2018 - 545,000).

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

In determining the amount of share-based compensation related to options issued during the period, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the three months ended December 31, 2019 and 2018 on their measurement date by applying the following assumptions:

	December 31, 2019	December 31, 2018

Risk-free interest rate	1.60%	1.96%
Expected life of options (years)	3 - 5	2 - 5
Expected annualized volatility	73%	77%
Expected forfeiture rate	13%	12%
Expected dividend yield	nil	nil
Black-Scholes value of each option	$14.58	$21.56

Volatility was estimated by using the historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

During the nine months ended December 31, 2019, 3,642,733 Omnibus Plan options were exercised ranging in price from $0.22 to $40.68 for gross proceeds of $39,149 (for the nine months ended December 31, 2018 – 4,278,671 Omnibus Plan options were exercised ranging in price from $0.56 to $29.57 for gross proceeds of $28,728).

During the three and nine months ended December 31, 2019, the Company issued nil RSUs. As at December 31, 2019, the Company had 10,264 RSUs issued and outstanding, of which 1,464 were exercisable. Included in the share-based compensation expense during the three and nine months ended December 31, 2019, was a forfeiture of 100,000 RSUs, resulting in a recovery of share-based compensation expense of $(2,552) (three and nine months ended December 31, 2018 – $nil). For the three and nine months ended December 31, 2019, the Company recorded $(2,552) and $129 respectively, in share-based compensation expense related to these RSUs (for the three and nine months ended December 31, 2018 – $400 and $3,075).

(c) Share-based compensation expense related to acquisition and asset purchase milestones

Share-based compensation expense related to acquisition milestones is comprised of:

	Three months ended		Nine months ended

	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Colombia	$3,365	$9,845	$9,765	$19,262
Canindica	1,629	6,643	7,925	36,001
Other	(78)	7,361	6,621	26,411

	$4,916	$23,849	$24,311	$81,674

During the three and nine months ended December 31, 2019, 665,297 and 1,232,148 shares, respectively (three and nine months ended December 31, 2018 – nil and 1,908,532 respectively) were released on completion of acquisition milestones. At December 31, 2019, there were up to 5,354,764 shares to be issued on the completion of acquisition and asset purchase milestones. In certain cases, the number of shares to be issued is based on the volume weighted average share price at the time the milestones are met. The number of shares has been estimated assuming the milestones were met at December 31, 2019. The number of shares excludes shares to be issued on July 4, 2023 to the previous shareholders of Spectrum Cannabis Colombia S.A.S. (“Spectrum Colombia”) and Canindica Capital Ltd. (“Canindica”) based on the fair market value of the Company’s Latin American business on that date.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(d) Other share-based payments

During the three and nine months ended December 31, 2019, the Company recorded share-based payments of $nil (three and nine months ended December 31, 2018 – $177 and $4,763 respectively), related to shares issued for payment of royalties and sales and marketing services.

(e) BioSteel share-based payments

On October 1, 2019, the Company purchased 72% of the outstanding shares of BioSteel Sports Nutrition Inc. (“BioSteel”) (see Note 24(a)(iii)). BioSteel has a stock option plan (the “Plan”) under which non-transferable options to purchase common shares of BioSteel may be granted to directors, officers, employees, or independent contractors of the BioSteel. As at December 31, 2019, the Company had 1,004,000 options outstanding which vest in equal tranches over a 5 year period. In determining the amount of share-based compensation related to these options, BioSteel used the Black-Scholes option pricing model to establish the fair value of options on their measurement date. The Company recorded $247 of share-based compensation expense related to the BioSteel options during both the three and nine months ended December 31, 2019.

17.	Share capital – Canopy Rivers

(a) Authorized

Canopy Rivers is authorized to issue an unlimited number of common shares. There are two classes of common shares: Multiple Voting Shares and Subordinated Voting Shares. Each Multiple Voting Share is entitled to receive 20 votes, while each Subordinated Voting Share is entitled to receive one vote at all meetings of the shareholders. There is no priority or distinction between the two classes of shares in respect of their entitlement to the payment of dividends or participation on liquidation, dissolution or winding-up of the Company.

(b) Issued and outstanding

As at December 31, 2019, Canopy Rivers had 36,468,318 Multiple Voting Shares (March 31, 2019 – 36,468,318) and 152,653,798 Subordinated Voting Shares (March 31, 2019 – 150,592,136) issued and outstanding. As at December 31, 2019, the Company held 36,468,318 Multiple Voting Shares (March 31, 2019 – 36,468,318) and 15,223,938 Subordinated Voting shares (March 31, 2019 – 15,223,938) which represented a 27.3% ownership interest in Canopy Rivers and 84.4% of the voting rights (March 31, 2019 – 27.6% and 84.6% respectively). The voting rights allow the Company to direct the relevant activities of Canopy Rivers such that the Company has control over Canopy Rivers and Canopy Rivers is consolidated in these financial statements.

(c) Initial financing and seed capital options

The 10,066,668 Subordinated Voting Shares acquired by way of share purchase loans, whereby funds were advanced to Canopy Rivers by the Company on behalf of certain employees of the Company and another individual, were initially accounted for as seed capital options and are not considered issued for accounting purposes until the loans are repaid on an individual employee/consultant basis. During the three and nine months ended December 31, 2019, share purchase loans in the amount of $2 and $50 respectively (three and nine months ended December 31, 2018 – $nil and $288 respectively) relating to Canopy Rivers shares held in trust by the Company on behalf of certain Canopy Growth employees were repaid, resulting in the release from escrow of Subordinated Voting Shares of 38,890 and 999,998 respectively (three and nine months ended December 31, 2018 – nil and 5,750,000 respectively). As at December 31, 2019, there were 2,838,894 seed capital options outstanding (March 31, 2019 – 3,838,892).

(d) Financings

There were no financings during the nine months ended December 31, 2019.

(e) Stock option plan

Canopy Rivers has a stock option plan (the “Plan”) under which non-transferable options to purchase Subordinated Voting Shares of the Company may be granted to directors, officers, employees, or independent contractors of the Company. Pursuant to the Plan, the maximum number of Subordinated Voting Shares issuable from treasury pursuant to outstanding options shall not exceed 10% of the issued and outstanding Subordinated Voting Shares. The Plan is administered by the Board who establishes exercise prices, at not less

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

than the market price at the date of the grant, and expiry dates. Options under the Plan generally remain exercisable in increments, with one-third being exercisable on each of the first, second, and third anniversaries from the date of grant, and have expiry dates five years from the date of grant. The Board has the discretion to amend general vesting provisions and the term of any option grant, subject to limits contained in the Plan. The seed capital options are not within the scope of the Plan.

The following is a summary of the changes in Canopy Rivers’ stock options, excluding the seed capital options presented separately, during the nine months ended December 31, 2019:

	Options issued	Weighted average exercise price

Balance outstanding at March 31, 2019	12,522,255	$1.98
Options granted	1,993,000	3.46
Options exercised	(1,061,664)	0.95
Options forfeited	(155,920)	0.90

Balance outstanding at December 31, 2019	13,297,671	$2.30

In determining the amount of share-based compensation related to options issued during the period, Canopy Rivers used the Black-Scholes option pricing model to establish the fair value of options granted during the three months ended December 31, 2019 and 2018 on their measurement date by applying the following assumptions:

	December 31, 2019	December 31, 2018

Risk-free interest rate	1.61%	2.29%
Expected life of options (years)	3 - 4	3 - 5
Expected annualized volatility	70%	70%
Expected forfeiture rate	nil	nil
Expected dividend yield	nil	nil
Black-Scholes value of each option	$0.84	$2.06

Volatility was estimated using companies that Canopy Rivers considers comparable that have trading and volatility history prior to Canopy Rivers becoming public. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

For the three and nine months ended December 31, 2019, the Company recorded $1,333 and $6,182 respectively, (three and nine months ended December 31, 2018 - $3,194 and $16,053) in share-based compensation expense related to these options and the seed capital options with a corresponding increase to non-controlling interests.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

18.	Non-controlling Interests

The following table presents the summarized financial information about the Company’s subsidiaries that have non-controlling interests. This information represents amounts before intercompany eliminations.

As at December 31, 2019	Canopy Rivers	Vert Mirabel	BioSteel

Ownership interest	27.3%	47.8%	76.7%

Cash and cash equivalents	$63,178	$235	$1,329
Prepaid expenses and other current assets	10,413	56,704	11,748
Investments in equity method investees	63,713	-	-
Other financial assets	154,262	-	-
Goodwill	-	5,625	74,086
Property, plant and equipment	3,275	60,294	401
Other long-term assets	20,178	7	521
Deferred tax liability	-	(2,380)	-
Other liabilities	(1,903)	(93,896)	(8,211)
Non-controlling interests	(240,500)	(13,875)	(17,948)

Equity attributable to Canopy Growth	$72,616	$12,714	$61,926

The net change in the non-controlling interests is as follows:

	Canopy Rivers	Vert Mirabel	BioSteel	Other non- material interests	Total

As at March 31, 2019	$281,962	$6,711	$-	$1,142	$289,815
Net (loss) income	(8,021)	7,164	(889)	-	(1,746)
Other comprehensive loss	(40,984)	-	-	-	(40,984)
Share-based compensation	6,182	-	247	-	6,429
Acquisitions and ownership changes	1,361	-	18,590	-	19,951

As at December 31, 2019	$240,500	$13,875	$17,948	$1,142	$273,465

19.	REVENUE

Revenues are disaggregated as follows:

	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018

Recreational revenue
Business to business	$53,454	$60,141	$120,556	$60,141
Business to consumer	15,242	11,477	38,980	11,477
Medical revenue
Canadian	14,765	15,931	41,965	57,198
International	18,701	2,702	47,287	8,294
Other revenue	33,384	7,452	75,770	9,836

Gross revenue	135,546	97,703	324,558	146,946
Excise taxes	11,782	14,655	33,699	14,655

Net revenue	$123,764	$83,048	$290,859	$132,291

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The Company records an allowance for estimated returns and price adjustments to ensure that recognized revenue reflects the consideration that the Company expects to receive. The allowance is based on historical experience and management’s expectation of future returns and price adjustments. Net revenue reflects actual returns and the allowance for estimated returns and price adjustments in the amounts of $5,343 and $46,070 for the three and nine months ended December 31, 2019, respectively (three and nine months ended December 31, 2018 – $nil). As of December 31, 2019, the liability for estimated returns and price adjustments was $16,885 (March 31, 2019 – $nil).

20.	Expenses by nature

Operating expenses are presented on the face of the condensed interim consolidated statements of operations using a classification based on the functions “Inventory production costs expensed to cost of sales,” “Sales and marketing,” “Research and development,” and “General and administration.” The Company also presents other material operating expenses separately as they are deemed to be items of dissimilar function.

Operating expenses for the three and nine months ended December 31, 2019 include employee compensation and benefits of $69,235 and $196,224 (three and nine months ended December 31, 2018 – $45,961, and $105,409), share-based compensation of $61,679 and $241,922 (three and nine months ended December 31, 2018 – $64,089 and $192,096), and depreciation and amortization of $33,342 and $84,606 (three and nine months ended December 31, 2018 – $11,544 and $27,131).

21.	OTHER INCOME (EXPENSE), NET

		Three months ended		Nine months ended
		December 31,	December 31,	December 31,	December 31,
	Notes	2019	2018	2019	2018

Fair value changes on financial assets classified as FVTPL	10	$(38,324)	$36,457	$(308,706)	$65,310
Fair value changes on financial liabilities designated as FVTPL	14	6,726	185,796	202,566	(40,398)
Interest income		12,348	18,643	51,529	22,196
Interest expense[1]		(2,558)	(1,025)	(7,174)	(1,374)
Foreign currency loss		(767)	693	(9,176)	(2,264)
Accretion of share repurchase credit	25	(13,243)	-	(26,778)	-
Share of loss on equity investments	9	(2,664)	(2,089)	(6,668)	(9,021)
Fair value changes on Put liability		(3,300)	(479)	(6,200)	(19,429)
Loss on exchange of TerrAscend shares		-	(6,322)	-	(6,322)
Gain on acquisition of consolidated entity	24(a)(iv)	39,485	-	39,485	62,682
Gain on disposal of consolidated entity	9	22,290	-	22,290	-
Other income (expense), net		4,910	1,468	(2,927)	(16,935)

Total other income (expense), net		$24,903	$233,142	$(51,759)	$54,445
[1]		Included in interest expense for the three and nine months ended December 31, 2019 is $1,371 and
$3,940 respectively, for interest related to lease liabilities.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

22.	INCOME TAXES

There have been no material changes to income tax matters in connection with normal course operations during the nine months ended December 31, 2019.

The Company is subject to income tax in numerous jurisdictions with varying tax rates. During the nine months ended December 31, 2019 there were no material changes to the statutory tax rates in the taxing jurisdictions where the majority of the Company’s income for tax purposes was earned, or where its temporary differences or losses are expected to be realized or settled.

The Company continues to believe the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.

23.	Supplementary cash flow information

The changes in non-cash working capital items are as follows:

	Nine months ended
	December 31,	December 31,
	2019	2018

Amounts receivable	$13,749	$(56,137)
Prepaid expenses and other assets	(6,214)	(22,007)
Biological assets and inventory	(229,817)	(109,182)
Accounts payable and accrued liabilities	(11,559)	56,517
Other liabilities	(77)	1,262

Total	$(233,918)	$(129,547)

Non-cash transactions

Excluded from the condensed interim consolidated statements of cash flows for the nine months ended December 31, 2019 was a total of $66,402 in accounts payable and accrued liabilities related to property, plant and equipment purchases. Included in the condensed interim consolidated statements of cash flows for the nine months ended December 31, 2019 is a total of $96,875 in accounts payable and accrued liabilities related to property, plant and equipment purchases.

Excluded from the condensed interim consolidated statements of cash flows for the nine months ended December 31, 2018 was a total of $98,568 in accounts payable and accrued liabilities as follows: $98,043 of property, plant and equipment purchases and $525 of share issue costs. Included in the condensed interim consolidated statements of cash flows for the nine months ended December 31, 2018 is a total of $49,679 in accounts payable and accrued liabilities as follows: $49,627 of property, plant and equipment purchases and $52 of share issue costs.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

24.	acquisItions

(a) Acquisitions completed in the nine months ended December 31, 2019

The following table summarizes the consolidated statements of financial position impact on the acquisition date of the Company’s business combinations that occurred in the nine months ended December 31, 2019

	C3	This Works	BioSteel	BCT	Spectrum UK
	(i)	(ii)	(iii)	(iv)	(iv)	Other	Total

Cash and cash equivalents	$2,818	$1,619	$(3,534)	$7,886	$-	$31	$8,820
Other current assets	13,326	6,484	12,662	2,481	145	223	35,321
Property, plant and equipment	8,345	478	391	5	895	796	10,910
Intangible assets
Brands	10,229	2,319	-	-	-	-	12,548
Operating licenses	-	-	-	-	-	5,158	5,158
Intellectual property	-	164	-	422	-	-	586
Software and domain names	8	176	541	-	-	-	725
Goodwill	322,334	67,116	74,032	89,108	13,906	-	566,496
Accounts payable and accrued liabilities	(4,454)	(5,691)	(3,852)	(2,168)	(923)	(120)	(17,208)
Debt and other liabilities	(3,942)	-	(2,300)	-	-	-	(6,242)

Net assets	348,664	72,665	77,940	97,734	14,023	6,088	617,114
Non-controlling interests	-	-	(18,733)	-	-	-	(18,733)

Net assets acquired	$348,664	$72,665	$59,207	$97,734	$14,023	$6,088	$598,381

Consideration paid in cash	$348,664	$72,665	$47,924	$44,692	$-	$5,955	$519,900
Consideration paid in shares	-	-	-	-	-	-	-
Fair value of previously held equity interest	-	-	-	37,919	14,023	-	51,942
Replacement options	-	-	-	1,885	-	-	1,885
Other consideration	-	-	11,283	13,238	-	133	24,654
Total consideration	$348,664	$72,665	$59,207	$97,734	$14,023	$6,088	$598,381

Consideration paid in cash	$348,664	$72,665	$47,924	$44,692	$-	$5,955	$519,900
Less: Cash and cash equivalents acquired	(2,818)	(1,619)	3,534	(7,886)	-	(31)	(8,820)

Net cash outflow	$345,846	$71,046	$51,458	$36,806	$-	$5,924	$511,080

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The table above summarizes the fair value of the consideration given and the fair values assigned to the assets acquired and liabilities assumed for each acquisition. Goodwill arose in these acquisitions because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

(i) C3

On April 30, 2019, the Company acquired 100% of the shares of C3 Cannabinoid Compound Company (“C3”) for total cash consideration of $348,664. C3 is a European based biopharmaceutical company that develops, manufactures and commercializes natural and synthetic cannabinoid based active ingredients. In connection with the acquisition, the Company entered into a five year cooperation agreement with the former majority shareholder of C3, for which the Company paid $8,694 which will be expensed ratably over the contract term.

Due to the timing of this acquisition, the purchase price allocation for the C3 acquisition is provisional. The fair value assigned to the consideration paid, intangible assets and net assets acquired is based on management’s best estimate using the information currently available and may be revised by the Company as additional information is received.

(ii) This Works

On May 21, 2019, the Company acquired 100% of the shares of TWP UK Holdings Limited (“This Works”) and its subsidiary companies, This Works Products Limited, TWP USA Inc. and TWP IP Limited for total cash consideration of $72,665 (GBP 42,144). Based in London, United Kingdom, This Works is a natural skincare and sleep solutions company.

Due to the timing of this acquisition, the purchase price allocation for the This Works acquisition is provisional. The fair value assigned to the consideration paid, intangible assets and net assets acquired is based on management’s best estimate using the information currently available and may be revised by the Company as additional information is received.

(iii) BioSteel

On October 1, 2019, the Company purchased 72% of the outstanding shares of BioSteel, a North America-based producer of sports nutrition products. Initial cash consideration was $50,707 subject to certain adjustments and holdbacks such that $47,924 was advanced on closing. The purchase price will be further adjusted based on a multiple of Biosteel’s calendar 2019 net revenue. This purchase price adjustment will be accounted for as a contingent consideration liability which will be fair valued on the date of acquisition. Management has estimated that this purchase price adjustment will be nominal.

Through its voting rights, the Company controls BioSteel and therefore, the acquisition was accounted for as a business combination. The non-controlling interests of $18,733 recognized at acquisition date were recorded at their proportionate share of fair value.

Prior to September 30, 2019 the Company had advanced a total of $8,500 to BioSteel under a secured loan agreement. The acquisition resulted in an effective settlement of the loan payable of $8,500 which has been recorded as other consideration. Immediately following the October 1 acquisition the Company subscribed for additional shares of BioSteel for consideration of $14,000 which was funded through a cash advance of $10,000 and the conversion of $4,000 of the loan payable. After completing this investment the Company’s ownership interest in BioSteel is 76.7%.

The shares not purchased by the Company will be retained by certain current shareholders and management for a period of up to 5 years (the “Rollover Shareholders”). On the third anniversary of the closing Canopy Growth will have a right to purchase, and Rollover Shareholders will have a right to sell one half of the remaining interest held by the Rollover Shareholders to Canopy Growth at a specified valuation based on a multiple of Biosteel’s net revenue. On the fifth anniversary of the closing Canopy Growth will have a right to purchase, and Rollover Shareholders will have a right to sell the balance of the remaining interest held by the Rollover Shareholders to Canopy Growth at a valuation to be mutually agreed upon by the parties. The put options give rise to a liability for the Company (“BioSteel Put Liability”) and is recorded in the consolidated statements of financial position in Other long-term liabilities with an offsetting charge to equity. The BioSteel Put Liability is subsequently measured at fair value with changes in fair value recorded in Net income (loss) in the period in which they arise. On the acquisition date and December 31, 2019 the fair value of the BioSteel Put Liability was

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

estimated to be $25,000. In connection with this transaction, an amount of $143 has been recorded as an increase in equity attributable to the parent.

Due to the timing of this acquisition, the purchase price allocation for the BioSteel acquisition is provisional. The fair value assigned to the consideration paid, intangible assets and net assets acquired is based on management’s best estimate using the information currently available and may be revised by the Company as additional information is received.

(iv) BCT and Spectrum UK

Beckley Canopy Therapeutics (“BCT”) is a cannabis research and development organization in the United Kingdom which was formed in fiscal 2018 through a collaboration agreement between CHI and Beckley Research and Innovations Limited. In the fourth quarter of fiscal 2019, the Company and BCT had formed another joint venture – Spectrum Biomedical UK (“Spectrum UK”). The purpose of Spectrum UK was to become the exclusive distributor of cannabis-based medicinal products made by the Company. Since their inception the Company had been accounting for its 42% interest in BCT and its 67% interest in Spectrum UK using the equity method.

On October 11, 2019, the Company acquired all of its unowned interest in BCT to increase its total ownership of BCT’s issued and outstanding shares to 100%. Following this transaction, the Company will control both BCT and Spectrum UK, and both BCT and Spectrum UK will be accounted for as wholly-owned subsidiaries.

Cash consideration for this transaction was $57,930 of which $44,692 was advanced on closing, $1,170 is held in trust subject to finalizing purchase price adjustments, and $14,427 will be paid on October 1, 2020 and 2021 and has a fair value of $13,238.

Consideration also included 155,565 replacement options. The fair value of the replacement options was determined using a Black-Scholes model and $1,885 of the total fair value has been included as consideration paid to acquire BCT as it related to pre-combination vesting service and $1,987 of the fair value will be recognized as share-based compensation expense rateably over the post-combination vesting period.

The acquisition of the unowned interests are accounted for as business combinations achieved in stages under IFRS 3. The Company remeasured its 42% interest in BCT and its 67% interest in Spectrum UK to fair value and recognized a total gain of $39,485 which reflects the difference between the carrying value of $12,457 and the implied fair value $51,942. The fair value was estimated to be the transaction price less an estimated control premium of 5%.

The fair value of net assets acquired and consideration has been provisionally determined at December 31, 2019. Upon completion of a comprehensive valuation and finalization of the purchase price allocation, goodwill may be adjusted retrospectively to the acquisition date in future reporting periods. The consideration paid for BCT included $250 cash and 16,430 replacement options that were issued to a member of key management of the Company that was a shareholder and option holder in BCT.

(b) Finalization of S&B purchase price allocation

During the period ended December 2019, the Company completed its final assessment of the fair value of the assets acquired and liabilities assumed of Storz & Bickel. The measurement period adjustments resulted in an increase to the fair value of intangible assets of $24,990 and a corresponding decrease to goodwill. On finalization of the purchase price allocation (“PPA”), a charge to amortization expense of $2,030 was recorded in the statement of consolidated operations to reflect the increased fair value of the amortizable intangible assets acquired and related depreciation.

25.	Acreage transactions

(a) Acreage Call Option

On June 27, 2019 (the “Effective date”) Canopy Growth and Acreage Holdings, Inc. (“Acreage”) completed a Plan of Arrangement (the “Arrangement”). Pursuant to the terms of the Arrangement, shareholders of Acreage Shares and holders of certain securities convertible into Acreage shares as of June 26, 2019, received an immediate aggregate total payment of US$300 million ($395,190) in exchange for granting Canopy Growth an option (the “Call Option”) to acquire 100% of the shares of Acreage, with a requirement to do so at such time as the occurrence or waiver of changes in United States federal law to permit the general cultivation, distribution, and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States (the “Acreage Triggering Event”). If the Acreage Triggering Event is not satisfied or waived by December 27, 2026, the Arrangement will terminate.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Following the occurrence, or waiver by Canopy Growth, of the Acreage Triggering Event and the satisfaction or waiver of certain customary closing conditions to the completion of the acquisition, Canopy Growth will issue to the shareholders of Acreage 0.5818 of a common share of Canopy Growth (the “Acreage exchange ratio”) for each issued and outstanding subordinate voting share of Acreage held (following the automatic conversion of other classes of Acreage shares into subordinate voting shares in accordance with the Arrangement). In the event Acreage issues more than 188,235,587 subordinate voting shares on a fully diluted basis, and Canopy Growth has not provided written approval for the issuance of such additional securities, the Acreage exchange ratio shall be the fraction, calculated to six decimal places, determined by the formula of A x B/C where:

•	“A” equals 0.5818,
•	“B” equals 188,235,587, and
•	“C” equals the aggregate number of subordinate voting shares of Acreage on a fully diluted basis at the time of acquisition.

On the Effective date Canopy Growth also granted Acreage a non-exclusive, non-transferable, royalty-free license and right to use the intellectual property, systems and trademarks in the United States for a period of 90 months. Management has estimated the fair value of this license to be nominal.

The Call Option is a derivative financial instrument. On initial recognition, the Call Option was recorded at its fair value of $395,190 and is included in Other financial assets (see Note 10). In the nine months ended December 31, 2019, fair value changes of $(265,190) were recognized in Other income (expense), net (see Note 21).

(b) Amendment to the Constellation Investor Rights Agreement and warrants

On November 1, 2018 Canopy Growth issued 104,500,000 common shares from treasury and two tranches of warrants to a subsidiary of Constellation Brands, Inc. (“Constellation”) in exchange for proceeds of $5,072,500 and entered into an Amended and Restated Investor Rights Agreement. The first tranche warrants (“Tranche A Warrants”) allowed Constellation to acquire 88.5 million additional shares of Canopy Growth for a fixed price of $50.40 per share. The second tranche warrants (“Final Warrants”) allowed for the purchase of 51.3 million additional shares at a price equal to the 5-day volume-weighted average price immediately prior to exercise. The Final Warrants could only be exercised if the Tranche A Warrants had been exercised in full. Both the Tranche A Warrants and the Final Warrants expire on November 1, 2021. Canopy Growth accounted for the Tranche A Warrants as equity instruments with a value of $1,505,351 and the Final Warrants as derivative liabilities with a nominal value.

On June 27, 2019 Constellation and Canopy Growth entered into the Second Amended and Restated Investor Rights Agreement and Consent Agreement. In contemplation of these agreements, Canopy Growth also amended the terms of the Tranche A Warrants and Final Warrants as follows:

•	Extended the term of the Tranche A Warrants to November 1, 2023 and the term of the Final Warrants to November 1, 2026.
•	The Final Warrants were also replaced by two tranches of warrants (the “Tranche B Warrants” and “Tranche C Warrants”) with different terms:
o	Tranche B Warrants allow Constellation to acquire 38.5 million shares of Canopy Growth at a fixed price of $76.68 per share.
o	Tranche C Warrants allow Constellation to acquire 12.8 million shares of Canopy Growth at a price equal to the 5-day volume-weighted average price immediately prior to exercise.
•

In connection with the Tranche B Warrants and the Tranche C Warrants, Canopy Growth will provide Constellation with a share repurchase credit of up to $1.583 billion on the aggregate exercise price of the Tranche B Warrants and Tranche C Warrants in the event that Canopy Growth does not repurchase the lesser of (i) 27,378,866 common shares, and (ii) common shares with a value of $1.583 billion, during the period commencing on June 27, 2019 and ending on the date that is 24 months after the date that Constellation exercises all of the Tranche A Warrants.

The modifications to the Tranche A Warrants did not change their classification and they continue to be recorded at their initial carrying value, as equity instruments, under IAS 32, Financial Instruments: Presentation (“IAS 32”). The extension of the term of the Tranche A Warrants resulted in additional value being attributed to those

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

warrants. On June 27, 2019 the fair value of the Tranche A Warrants was estimated to be $2,585,961 using a Black Scholes model and assuming a volatility of 67.69%.

The Tranche B Warrants meet the fixed-for-fixed criterion and, as a result, the Tranche B Warrants are classified as equity instruments in accordance with IAS 32. Since the amendment results in Canopy Growth issuing equity instruments to Constellation to extinguish derivative liabilities, under IFRIC Interpretation 19, Extinguishing Financial Liabilities with Equity Instruments, the fair value of an equity instrument is measured and compared to the carrying value of the liability that is extinguished with the difference recognized in net income (loss). On June 27, 2019 the fair value of the Tranche B Warrants was estimated to be $1,176,350 using a Black Scholes model and assuming a volatility of 65.18%, and the Company recorded a loss on extinguishment of the derivative liabilities of $1,176,350 in the consolidated statements of operations.

The Tranche C Warrants are accounted for as derivative liabilities. Therefore, 12.8 million of the Final Warrants were derecognized and 12.8 million Tranche C Warrants were recognized as new derivative liabilities. There is no impact to net income (loss) as the fair values of the Final Warrants and Tranche C Warrants are both $nil.

The share repurchase credit feature is a separate financial liability under IAS 32 and was measured on initial recognition at its fair value of $1,274,544. Management has estimated the fair value by discounting the expected cash outflows using a discount rate of 4.08%. As Constellation is the holder of Canopy Growth common shares and the share repurchase credit feature is not a derivative instrument, the effect of the transaction has been recognized directly in Shareholders’ equity. Subsequently, the financial liability is being measured at amortized cost, which was $1,301,322 at December 31, 2019. If the Company revises its estimates of the timing of payments it shall adjust the carrying amount of the financial liability to reflect actual and revised estimated contractual cashflows with the corresponding adjustment being recognized in net income (loss).

26.	Segmented information

(a) Reportable segments

The Company operates in two segments. 1) Cannabis operations, which encompasses the production, distribution and sale of both medical and recreational cannabis and 2) Canopy Rivers, through which the Company provides growth capital and strategic support in the global cannabis sector, where federally lawful. Financial information for Canopy Rivers is included in Note 17 and 18.

(b) Entity-wide disclosures

All property, plant and equipment and intangible assets are located in Canada, except for $494,743 which is located outside of Canada at December 31, 2019 (March 31, 2019 - $350,125).

All revenues were generated in Canada during the three and nine months ended December 31, 2019, except for $43,029 and $100,436 respectively, related to medical cannabis and cannabis related devices and merchandise generated outside of Canada (three and nine months ended December 31, 2018 – $6,089 and $11,699, respectively).

For the three months ended December 31, 2019, one customer represented more than 10% of the Company’s revenue (three months ended December 31, 2018 – one).

For the nine months ended December 31, 2019, one customer represented more than 10% of the Company’s revenue (nine months ended December 31, 2018 – one).

27.	Financial instruments and fair value disclosures

(a) Fair value of financial instrument assets and liabilities that are measured at fair value on a recurring basis

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of significant level 2 financial instruments:

Financial asset / financial liability	Valuation techniques	Key inputs
Convertible senior note	Convertible note pricing model	Quoted prices in over-the-counter broker market

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The following table summarizes the valuation techniques and significant unobservable inputs in the fair value measurement of significant level 3 financial instruments:

Financial asset / financial liability	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Acreage Call Option	Discounted cash flow	Intrinsic value of Acreage	Increase or decrease in intrinsic value will result in an increase or decrease in fair value
		Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
		Estimated premium on US legalization	Increase or decrease in estimated premium on US legalization will result in an increase or decrease in fair value
		Control premium	Increase or decrease in estimated control premium will result in an increase or decrease in fair value
		Market access premium	Increase or decrease in estimated value to Canopy will result in an increase or decrease in fair value
TerrAscend exchangeable shares	Put option pricing model	Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
TerrAscend Term Loan	Discounted cash flow	Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
ZeaKal shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Greenhouse convertible debenture	FinCAD model	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Good Leaf shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Agripharm royalty interest and repayable debenture	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future royalties	Increase in future royalties to be paid will result in an increase in fair value
SLANG Worldwide warrant	Black-Scholes option pricing model	Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
BioSteel put liability	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Vert Mirabel put liability	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future wholesale price and production levels	Increase in future wholesale price and production levels will result in an increase in fair value

During the nine months ended December 31, 2019 and December 31, 2018, there were no transfers of amounts between levels.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the three and nine months ended December 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(b) Fair value of financial instrument assets and liabilities that are not measured at fair value but fair value disclosures are required

The carrying values of cash and cash equivalents, accounts receivable, interest receivable, and trade payables and accrued liabilities approximate their fair values due to their short-term to maturity.

28.	Subsequent events

Effective January 14, 2020, David Klein became the Chief Executive Officer of Canopy Growth. Mr. Klein remains a member of Canopy Growth’s Board of Directors.

On January 22, 2020, Judy Schmeling was appointed as Chair of the Company’s Board of Directors and Jim Sabia was appointed to the Board of Directors, subject to receiving security clearance from Health Canada.

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